Exhibit 99.7

TotalEnergies

PRESS RELEASE

Fourth quarter and full year 2025 results

TotalEnergies generates stable cash flow of $7.2 billion in the 4th quarter, despite a drop of more than $5/b in oil prices

In 2025, TotalEnergies reports adjusted net income of $15.6 bn, down 15% year-on-year reflecting oil price decrease while cash flow of nearly $28 bn decreased by only 7% year-on-year, benefiting from the accretive growth of its production

Return on average capital employed of 12.6%, the best among the majors for the fourth consecutive year 15% gearing at year-end 2025

Dividend for 2025 at €3.40 per share, up 5.6%

	4Q25	Change vs 3Q25	2025	Change vs 2024
Cash flow from operations excluding working capital (CFFO)[(1)] (B$)	**7.2**	*+2%*	**27.8**	*-7%*
Adjusted net income (TotalEnergies share)[(1)]				
- in billions of dollars (B$)	**3.8**	***-4%***	**15.6**	***-15%***
- in dollars per share (fully-diluted)	1.73	*-3%*	6.89	*-11%*
Net income (TotalEnergies share) (B$)	2.9	*-21%*	13.1	*-17%*
Adjusted EBITDA[(1)] (B$)	10.1	*-2%*	40.6	*-6%*

Paris, February 11, 2026 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on February 10, 2026, to approve the 4th quarter 2025 financial statements. On the occasion, Patrick Pouyanné said:

"With cash flow stable at $7.2 billion, TotalEnergies once again demonstrates its ability to offset lower hydrocarbon prices thanks to accretive growth in its Upstream production of 3.9% in 2025, exceeding the guidance of above 3%.

For the year 2025, the Company reported adjusted net income of $15.6 billion and cash flow of $27.8 billion in an environment marked by a decline of 15% in oil prices. IFRS net income amounted to $13.1 billion, down 17%. Return on average capital employed stood at 12.6%, the best among the majors for the fourth consecutive year. TotalEnergies continued to implement its balanced, disciplined growth strategy by investing $17.1 billion in 2025, including 37% for new Oil & Gas projects and around $3.5 billion in low-carbon energies, of which nearly $3 billion in electricity. TotalEnergies ended 2025 with a gearing ratio at 15%, highlighting the Company's solid financial position.

Fourth-quarter Oil & Gas production reached 2.545 Mboe/d, up nearly 5% year-on-year. Exploration & Production delivered adjusted net operating income of $1.8 billion and cash flow of $3.6 billion in the quarter.

(1) Refer to Glossary pages 24 & 25 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 19 and following for reconciliation tables.

1

For the year 2025, Exploration & Production generated adjusted net operating income of $8.4 billion and cash flow of $15.6 billion. In 2025, TotalEnergies’ production growth benefited from the start‑up and ramp‑up of seven major projects (Mero‑2, Mero‑3 and Mero‑4 in Brazil, Anchor and Ballymore in the United States, Fenix in Argentina and Tyra in Denmark). Accretive upstream production growth helped offset $5/b of the $11/b price decline recorded over the year. The Company maintained operating costs at $5/b in 2025 and continued to reduce operated methane emissions by over 20% during the year. With a reserve replacement rate of 116% in 2025, TotalEnergies maintains proven reserves life above 12 years, while continuing to build its future project portfolio. The Company signed an agreement with Galp to acquire a 40% operated interest in the prolific PEL83 license, which includes the Mopane discovery. It also expanded its exploration portfolio by entering new licenses in Algeria, the United States, Nigeria, Malaysia, Indonesia, Guyana and Liberia. TotalEnergies pursued active management of its upstream portfolio, notably signing an agreement to merge its mature UK North Sea assets with NEO NEXT and selling interests in non‑operated projects in Nigeria and Brazil. Adjusted net operating income and cash flow for the Integrated LNG segment are stable compared to the third quarter of 2025, reaching $0.9 billion and $1.2 billion respectively. These results were supported by higher production (restart of Ichthys LNG) and LNG sales, offsetting a 5% decline in average LNG sales prices during the quarter. For full‑year 2025, Integrated LNG generated adjusted net operating income of $4.1 billion and cash flow of $4.7 billion. The Company continued to strengthen its integration along the US LNG value chain with the investment decision for Train 4 of the Rio Grande LNG project, including the purchase of 1.5 Mt/year of LNG and the acquisition of new upstream gas interests in the Anadarko Basin. In the fourth quarter, Integrated Power confirmed the strong performance of previous quarters with adjusted net operating income of $564 million and much higher cash flow of $788 million. For 2025, cash flow amounted to $2.6 billion, in line with the announced target. Return on average capital employed stood at 10%. Net electricity production reached 48 TWh, up 17% year‑on‑year, helping reduce the average carbon intensity of all energy products sold to customers (‑18.5% versus 2015). To accelerate its gas‑to‑power integration strategy in Europe, TotalEnergies signed an agreement with EPH to acquire 50% of a portfolio of flexible power generation assets with more than 14 GW of gross capacity. In 2025, TotalEnergies also recycled $2 billion of capital by selling 50% of a 2.7 GW gross capacity portfolio (United States, Portugal, Greece, France), in line with its renewables business model. Downstream delivered adjusted net operating income of $1.3 billion, up 26% in the quarter, and cash flow of $2.0 billion, up 19%, driven by more than a 30% increase in European refining margins. For 2025, Downstream adjusted net operating income reached $3.8 billion and cash flow $6.2 billion, with Refining & Chemicals capturing the margin improvement in the second half of the year and Marketing & Services benefiting from continued increases in unit margins. Given the Company’s strong cash‑flow generation and solid balance sheet despite uncertain environment, the Board of Directors will propose to the Annual Shareholders’ Meeting on May 29, 2026, the distribution of a final 2025 dividend of €0.85/share, bringing the full‑year 2025 dividend to €3.40/share, up 5.6% from the 2024 dividend, reflecting the share buybacks executed in 2025 ($7.5 billion for a 55% payout). The Board also confirmed the 2026 share‑buyback guidance of $3 billion to $6 billion for an oil price between $60 and $70/b and an exchange rate around $1.20/€. Considering the uncertain price environment, it authorized $750 million of buybacks in the first quarter 2026, consistent with the budget assumption ($60/b), thereby preserving the flexibility to adjust the level of buybacks during 2026 depending on price developments.” 2

1. Highlights (2)* Corporate Commencement of trading of TotalEnergies ordinary shares on the New York Stock Exchange on December 8, 2025, replacing the American Depositary Receipts program. Publication of the 7th edition of the “TotalEnergies Energy Outlook”. Upstream Namibia Conclusion of an agreement with Galp involving the exchange of a 40% operated interest in the PEL83 (Mopane) license for a 10% interest in the PEL56 (Venus) license and a 9.39% interest in the PEL91 license. Signing of an agreement for the acquisition of a 42.5% operated interest in the PEL104 exploration license. United Kingdom: conclusion of an agreement to merge UK Upstream assets with NEO NEXT (owned 55% by HitecVision and 45% by Repsol) to create NEO NEXT+. This entity will be the UK’s largest oil and gas producer, with TotalEnergies holding a 47.5% majority stake. Libya: signing of an agreement to extend the Waha concessions until 2050. Guyana: signing of a production sharing contract for Block S4 as the operator. Lebanon: awarding of the offshore exploration license for Block 8. Nigeria Signing of an agreement with Vaaris (a Nigerian-owned company) for the sale of a 10% non-operated interest in the Renaissance joint venture (formerly SPDC). Acquisition of an additional 50% operated interest in offshore block OPL257 from Nigerian company. Conoil, and divestment of TotalEnergies' 40% interest in offshore block OML136 to the same company. Signing of an agreement with Chevron for the divestment of a 40% interest in two offshore exploration licenses; TotalEnergies will retain a 40% interest. Finalization of the divestment of a 12.5% non-operated interest in the Bonga field. Norway: finalization of the divestment of interests in three Ekofisk satellite fields. Integrated LNG Lifting of force majeure and full resumption of all activities of the Mozambique LNG project. Completion of the sale to PTTEP of a 9.998% interest in the Jerun field (SK408) in Malaysia. Integrated Power Signing of an agreement for the acquisition of 50% of a portfolio of more than 14 GW of flexible power generation assets from EPH, in an all‑share transaction valued at €5.1 billion. Signing of contracts with Google for the supply of electricity to data centers ~30 TWh over 15 years in the United States. ~1 TWh over 21 years in Malaysia. Signing of contracts for the supply of renewable electricity with a constant consumption profile (Clean Firm Power). 3.3 TWh over 10 years with Airbus in Germany and the United Kingdom. 0.8 TWh over 10 years with SWM in France. 0.6 TWh over 10 years with Data4 in Spain. Award of a 400 MW solar project to TotalEnergies and Aljomaih Energy & Water in Saudi Arabia. Completion of the sale to KKR of a 50% stake in a 1.4 GW portfolio of renewable assets in North America. Completion of the sale of a 50% stake in a 424 MW portfolio of renewable assets in Greece. Sale of a 1.7% stake in the listed company Adani Green Energy. Carbon footprint reduction and low-carbon energies Association agreement between TotalEnergies and Banque des Territoires for the creation of an investment platform intended to support the deployment of electric vehicle charging infrastructure in France. Creation of a joint venture with Tikehau Capital to drive the deployment of electric vehicle charging infrastructure in Belgium and the Netherlands. Divestment by TotalEnergies and TES of 33.3% of their stake in the LiveOak synthetic natural gas project in the United States to Japanese companies. Launch of a partnership with DelAgua for the distribution of improved cookstoves to 200,000 households in Rwanda. New $100 million commitment to Climate Investment’s "Venture Strategy" fund, supporting emission-reduction technologies across the entire oil and gas value chain. (2) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements 3

2. Key figures from TotalEnergies' consolidated financial statements [(1)]

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars, except effective tax rate, earnings per share and number of shares	2025	2024	2025 vs 2024
10,066	10,295	-2%	10,529	Adjusted EBITDA [(1)]	40,555	43,143	-6%
4,633	4,659	-1%	4,992	Adjusted net operating income from business segments	18,474	20,566	-10%
1,805	2,169	-17%	2,305	Exploration & Production	8,399	10,004	-16%
922	852	+8%	1,432	Integrated LNG	4,109	4,869	-16%
564	571	-1%	575	Integrated Power	2,215	2,173	+2%
1,001	687	+46%	318	Refining & Chemicals	2,378	2,160	+10%
341	380	-10%	362	Marketing & Services	1,373	1,360	+1%
739	692	+7%	706	Contribution of equity affiliates to adjusted net income	2,848	2,669	+7%
38.8%	37.7%		41.3%	Effective tax rate [(3)]	39.8%	39.4%	
3,837	3,980	-4%	4,406	Adjusted net income (TotalEnergies share) [(1)]	15,587	18,264	-15%
1.73	1.77	-3%	1.90	Adjusted fully-diluted earnings per share (dollars) [(4)]	6.89	7.77	-11%
1.48	1.50	-1%	1.78	Adjusted fully-diluted earnings per share (euros) [(5)]	6.10	7.18	-15%
2,176	2,200	-1%	2,282	Fully-diluted weighted-average shares (millions)	2,214	2,315	-4%
2,906	3,683	-21%	3,956	Net income (TotalEnergies share)	13,127	15,758	-17%
4,019	3,473	+16%	3,839	Organic investments [(1)]	16,812	16,423	+2%
(1,573)	(381)	ns	24	Acquisitions net of assets sales [(1)]	279	1,406	-80%
2,446	3,092	-21%	3,863	Net investments [(1)]	17,091	17,829	-4%
7,168	7,061	+2%	7,151	Cash flow from operations excluding working capital (CFFO) [(1)]	27,839	29,917	-7%
7,593	7,443	+2%	7,398	Debt Adjusted Cash Flow (DACF) [(1)]	29,255	30,614	-4%
10,471	8,349	+25%	12,507	Cash flow from operating activities	27,343	30,854	-11%

Gearing [(1)] of 14.7% at December 31, 2025 vs 17.3% at September 30, 2025 and 8.3% at December 31, 2024

(3) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(4) In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.

(5) Average €-$ exchange rate: 1.1634 in the 4th quarter 2025, 1.1681 in the 3rd quarter 2025, 1.0681 in the 4th quarter 2024, 1.1300 in 2025, 1,0824 in 2024.

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3. Key figures of environment, greenhouse gas emissions and production

3.1 Environment – liquids and gas price realizations, refining margins

4Q25	3Q25	4Q25 vs 3Q25	4Q24		2025	2024	2025 vs 2024
63.7	69.1	-8%	74.7	Brent ($/b)	69.1	80.8	-14%
4.1	3.1	+32%	3.0	Henry Hub ($/Mbtu)	3.6	2.4	+50%
10.3	11.3	-9%	13.6	TTF ($/Mbtu)	12.0	11.0	+9%
10.6	11.7	-9%	14.0	JKM ($/Mbtu)	12.2	11.9	+2%
61.4	66.5	-8%	71.8	Average price of liquids [(6),(7)] ($/b) Consolidated subsidiaries	66.2	77.1	-14%
5.11	5.50	-7%	6.26	Average price of gas [(6),(8)] ($/Mbtu) Consolidated subsidiaries	5.72	5.54	+3%
8.48	8.91	-5%	10.37	Average price of LNG [(6),(9)] ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.14	9.80	-7%
11.4	8.4	+36%	3.4	European Refining Margin Marker (ERM) [(6),(10)] ($/b)	7.1	5.3	+35%

3.2 Greenhouse gas emissions [(11)]

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Scope 1+2 emissions [(12)] ($MtCO_2e$)	2025	2024	2025 vs 2024
8.3	8.4	-1%	9.6	Scope 1+2 from operated perimeter [(1)]	33.1	34.3	-3%
7.0	7.1	-1%	7.9	of which Oil & Gas	28.4	29.4	-3%
1.3	1.3	-	1.7	of which CCGT	4.7	4.9	-4%
11.2	11.0	+2%	12.4	Scope 1+2 - ESRS share [(1)]	43.9	44.9	-2%
4Q25	**3Q25**	**4Q25 vs 3Q25**	**4Q24**	**Methane emissions ($ktCH_4$)**	**2025**	**2024**	**2025 vs 2024**
6	5	+20%	7	Methane emissions from operated perimeter [(1)]	22.5	28.9	-22%

Estimated quarterly emissions.

Methane emissions from operated assets decreased by 22% in 2025 year-on-year and by 65% compared with the 2020 baseline year, mainly due to the continued reduction of flaring and fugitive emissions at Exploration & Production facilities.

Scope 1+2 emissions from operated Oil & Gas assets decreased by 3% in 2025 compared with 2024, despite an increase of nearly 4% in production.

Scope 3 [(13)] Category 11 emissions for 2025 are estimated at 335 Mt CO_2e, down 2% year-on-year.

(6) Does not include oil, gas and LNG trading activities, respectively.
(7) Sales in $ / Sales in volume for consolidated affiliates.
(8) Sales in $ / Sales in volume for consolidated affiliates.
(9) Sales in $ / Sales in volume for consolidated and equity affiliates.
(10) This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.
(11) The six greenhouse gases in the Kyoto protocol, namely CO_2, CH_4, N_2O, HFCs, PFCs and SF_6, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the 2021 IPCC report. HFCs, PFCs and SF_6 are virtually absent from the Company's emissions or are considered as non-material and are therefore no longer counted with effect from 2018. In CO_2 equivalent terms, nitrous oxide (N_2O) represents less than 1% of the Company's Scope 1+2 emissions.
(12) Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting and indirect emissions attributable to brought-in energy (electricity, heat, steam), net from potential energy sales, excluding purchased industrial gases (H_2). Unless stated otherwise, TotalEnergies reports Scope 2 GHG emissions using the market-based method defined by the GHG Protocol.
(13) If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. For TotalEnergies, in 2025, the calculation of Scope 3 GHG emissions for the oil value chain considers products sales (higher than production) and for the gas value chain, the marketable gas and condensates production (higher than gas sales, either as LNG or as direct sales to B2B/B2C customers). A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA's Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

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3.3 Production [14]

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Hydrocarbon production	2025	2024	2025 vs 2024
2,545	2,508	+1%	2,427	Hydrocarbon production (kboe/d)	2,529	2,434	+4%
1,404	1,407	-	1,292	Oil (including bitumen) (kb/d)	1,378	1,314	+5%
1,141	1,101	+4%	1,135	Gas (including condensates and associated NGL) (kboe/d)	1,151	1,120	+3%
2,545	2,508	+1%	2,427	Hydrocarbon production (kboe/d)	2,529	2,434	+4%
1,555	1,553	-	1,445	Liquids (kb/d)	1,533	1,468	+4%
5,381	5,182	+4%	5,323	Gas (Mcf/d)	5,402	5,211	+4%

Hydrocarbon production averaged 2,529 thousand barrels of oil equivalent per day in 2025, up nearly 4% year-on-year, due to the following factors:

- +6% from project start-ups and ramp-ups, notably Mero-2, Mero-3 and Mero-4 in Brazil, Anchor and Ballymore in the United States, Fenix in Argentina, and Tyra in Denmark.
- +1% scope effect, mainly linked to the acquisitions of SapuraOMV in Malaysia and interests in gas licenses in the Eagle Ford basin in Texas.
- -3% due to the natural decline of fields.

[14] Company production = E&P production + Integrated LNG production.

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4. Analysis of business segments

4.1 Exploration & Production

4.1.1 Production

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Hydrocarbon production	2025	2024	2025 vs 2024
2,002	2,026	-1%	1,933	EP (kboe/d)	1,990	1,947	+2%
1,485	1,501	-1%	1,385	Liquids (kb/d)	1,467	1,408	+4%
2,779	2,782	-	2,924	Gas (Mcf/d)	2,794	2,880	-3%

4.1.2 Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars, except effective tax rate	2025	2024	2025 vs 2024
1,805	2,169	-17%	2,305	Adjusted net operating income	8,399	10,004	-16%
211	177	+19%	207	including adjusted income from equity affiliates	714	742	-4%
51.7%	48.5%		50.5%	Effective tax rate (15)	49.9%	47.8%	
1,905	1,922	-1%	2,104	Organic investments (1)	9,564	9,060	+6%
(530)	(53)	ns	(258)	Acquisitions net of assets sales (1)	(305)	(207)	ns
1,375	1,869	-26%	1,846	Net investments (1)	9,259	8,853	+5%
3,611	3,984	-9%	3,945	Cash flow from operations excluding working capital (CFFO) (1)	15,646	17,049	-8%
3,821	4,187	-9%	4,500	Cash flow from operating activities	14,949	17,388	-14%

In the fourth quarter of 2025, for the Exploration & Production segment:

- Adjusted net operating income amounted to $1,805 million, down $364 million quarter-on-quarter, reflecting the decrease in the average selling price of liquids and gas.
- Cash flow from operations excluding working capital (CFFO) amounted to $3,611 million, down $373 million over the quarter for the same reasons.

For full-year 2025, Exploration & Production cash flow from operations excluding working capital amounted to $15,646 million, benefiting from accretive production growth that offset the impact of a $5/b decline in Brent, resulting in a year-on-year decrease of only 8%.

(15) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

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4.2 Integrated LNG

4.2.1 Production

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Hydrocarbon production for LNG	2025	2024	2025 vs 2024
543	482	+13%	494	Integrated LNG (kboe/d)	539	487	+11%
70	52	+36%	60	Liquids (kb/d)	66	60	+11%
2,602	2,400	+8%	2,399	Gas (Mcf/d)	2,608	2,331	+12%

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Liquefied Natural Gas in Mt	2025	2024	2025 vs 2024
12.2	10.4	+17%	10.8	Overall LNG sales	43.9	39.8	+10%
3.9	3.4	+15%	3.8	incl. Sales from equity production*	15.1	15.5	-2%
10.8	9.2	+18%	9.4	incl. Sales by TotalEnergies from equity production and third party purchases	38.8	34.7	+12%

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG increased by 13% in the quarter, mainly due to the restart of Ichthys LNG in Australia.

LNG sales rose by 1.8 Mt in the quarter, driven by the restart of Ichthys and higher spot activity.

4.2.2 Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars, except the average price of LNG	2025	2024	2025 vs 2024
8.48	8.91	-5%	10.37	Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates	9.14	9.80	-7%
922	852	+8%	1,432	Adjusted net operating income	4,109	4,869	-16%
394	423	-7%	525	including adjusted income from equity affiliates	1,865	1,978	-6%
744	330	x2.3	554	Organic investments (1)	2,569	2,169	+18%
49	(134)	ns	1,116	Acquisitions net of assets sales (1)	165	1,367	-88%
793	196	x4	1,670	Net investments (1)	2,734	3,536	-23%
1,156	1,134	+2%	1,447	Cash flow from operations excluding working capital (CFFO) (1)	4,698	4,903	-4%
2,102	789	x2.7	2,214	Cash flow from operating activities	5,173	5,185	-

* Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

In the fourth quarter of 2025, for the Integrated LNG segment:

- Adjusted net operating income amounted to $922 million, up 8% quarter-on-quarter, as higher LNG production and sales offset a 5% decrease in the average LNG selling price.
- Cash flow from operations excluding working capital (CFFO) amounted to $1,156 million, up 2% over the quarter for the same reasons.

For full-year 2025, cash flow from operations excluding working capital (CFFO) amounted to $4.7 billion, supported by 10% growth in production and sales in an environment of low volatility and declining average price of LNG.

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4.3 Integrated Power

4.3.1 Productions, capacities, clients and sales

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Integrated Power	2025	2024	2025 vs 2024
12.6	12.6	-	11.4	Net power production (TWh) *	48.1	41.1	+17%
8.1	8.2	-1%	6.5	o/w production from renewables	31.4	26.0	+21%
4.5	4.5	+1%	4.9	o/w production from gas flexible capacities	16.7	15.1	+11%
26.0	25.2	+3%	21.5	Portfolio of power generation net installed capacity (GW) **	26.0	21.5	+21%
19.0	18.7	+2%	15.1	o/w renewables	19.0	15.1	+26%
7.0	6.5	+8%	6.5	o/w gas flexible capacities	7.0	6.5	+9%
108.7	106.0	+3%	97.2	Portfolio of renewable power generation gross capacity (GW) **,***	108.7	97.2	+12%
34.1	32.3	+6%	26.0	o/w installed capacity	34.1	26.0	+31%
6.0	6.0	-	6.1	Clients power - BtB and BtC (Million) **	6.0	6.1	-1%
2.7	2.7	-	2.8	Clients gas - BtB and BtC (Million) **	2.7	2.8	-2%
13.2	10.6	+25%	13.8	Sales power - BtB and BtC (TWh)	48.8	50.7	-4%
27.0	11.6	x2.3	30.1	Sales gas - BtB and BtC (TWh)	89.2	98.6	-9%

* Solar, wind, hydroelectric and gas flexible capacities.
** End of period data.
*** Includes 17.25% of Adani Green Energy Ltd's gross capacity, 50% of Clearway Energy Group's gross capacity and 49% of Casa dos Ventos' gross capacity.

Net electricity production was stable in the quarter at 12.6 TWh.

Gross installed renewable power generation capacity reached 34.1 GW at the end of 2025, representing more than 8 GW of additional capacity year-on-year.

4.3.2 Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
564	571	-1%	575	Adjusted net operating income	2,215	2,173	+2%
97	48	x2	(25)	including adjusted income from equity affiliates	211	-	ns
525	596	-12%	109	Organic investments [(1)]	2,187	2,355	-7%
(1,070)	(147)	ns	(662)	Acquisitions net of assets sales [(1)]	589	1,514	-61%
(545)	449	ns	(553)	Net investments [(1)]	2,776	3,869	-28%
788	611	+29%	604	Cash flow from operations excluding working capital (CFFO) [(1)]	2,558	2,555	-
1,300	674	+93%	1,201	Cash flow from operating activities	2,374	2,972	-20%

The Integrated Power segment reported adjusted net operating income of $564 million for the quarter and cash flow from operations excluding working capital (CFFO) of $788 million, a sharp increase driven by the completion of farm-downs in the United States and Greece and the receipt of dividends from equity-accounted affiliates.

For full-year 2025, cash flow from operations excluding working capital (CFFO) amounted to $2.6 billion, in line with annual guidance. Production activities (including renewables and gas-fired power plants) accounted for 55% and marketing activities (B2B, B2C and trading) accounted for 45%.

9

4.4 Downstream (Refining & Chemicals and Marketing & Services)

4.4.1 Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
1,342	1,067	+26%	680	Adjusted net operating income	3,751	3,520	+7%
731	590	+24%	1,013	Organic investments (1)	2,239	2,662	-16%
(46)	(45)	ns	(172)	Acquisitions net of assets sales (1)	(193)	(1,262)	ns
685	545	+26%	841	Net investments (1)	2,046	1,400	+46%
1,970	1,653	+19%	1,356	Cash flow from operations excluding working capital (CFFO) (1)	6,223	6,079	+2%
3,068	3,126	-2%	4,610	Cash flow from operating activities	6,294	6,709	-6%

4.5 Refining & Chemicals

4.5.1 Refinery and petrochemicals throughput and utilization rates

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Refinery throughput and utilization rate	2025	2024	2025 vs 2024
1,489	1,478	+1%	1,432	Total refinery throughput (kb/d)	1,526	1,472	+4%
502	481	+4%	424	France	470	422	+12%
572	595	-4%	541	Rest of Europe	606	605	-
415	402	+3%	467	Rest of world	449	446	+1%
84%	84%		82%	Utilization rate based on crude only*	86%	83%	

* Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from 3rd quarter 2024 and the African refinery Natref (divested) during the 4th quarter 2024.

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Petrochemicals production and utilization rate	2025	2024	2025 vs 2024
1,227	1,326	-7%	1,233	Monomers* (kt)	4,967	5,082	-2%
1,184	1,174	+1%	1,080	Polymers (kt)	4,658	4,433	+5%
79%	84%		79%	Steam cracker utilization rate**	79%	79%	

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Refinery throughput increased by 1% over the quarter and by 4% for the full year 2025, driven by high unit availability.

Petrochemical product output declined by 7% over the quarter for monomers, mainly due to a major turnaround on the Ras Laffan cracker in Qatar, while polymer production remained stable.

10

4.5.2 Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars, except ERM	2025	2024	2025 vs 2024
11.4	8.4	+36%	3.4	European Refining Margin Marker (ERM) ($/b) *	7.1	5.3	+35%
1,001	687	+46%	318	Adjusted net operating income	2,378	2,160	+10%
508	387	+31%	581	Organic investments (1)	1,464	1,711	-14%
(1)	(2)	ns	(92)	Acquisitions net of assets sales (1)	(27)	(173)	ns
507	385	+32%	489	Net investments (1)	1,437	1,538	-7%
1,378	1,015	+36%	822	Cash flow from operations excluding working capital (CFFO) (1)	3,798	3,760	+1%
1,716	2,839	-40%	3,832	Cash flow from operating activities	3,459	3,808	-9%

* This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

Refining & Chemicals posted adjusted net operating income of $1,001 million for the quarter, and cash flow from operations excluding working capital (CFFO) of $1,378 million, an increase of more than $300 million compared with the third quarter of 2025, as the Company captured the rise in European refining margins thanks to the efficient execution of major turnarounds and strong unit availability.

For the full year, adjusted net operating income and cash flow from operations excluding working capital (CFFO) amounted to $2,378 million and $3,798 million, with higher refining margins offsetting the decline in petrochemical margins.

4.6 Marketing & Services

4.6.1 Petroleum product sales

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Sales in kb/d*	2025	2024	2025 vs 2024
1,247	1,269	-2%	1,312	Total Marketing & Services sales	1,276	1,342	-5%
723	744	-3%	724	Europe	743	752	-1%
524	525	-	587	Rest of world	533	591	-10%

* Excludes trading and bulk refining sales.

Sales of petroleum products are down 5% year-on-year as a result of focusing the portfolio on higher margin activities.

4.6.2 Results

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
341	380	-10%	362	Adjusted net operating income	1,373	1,360	+1%
223	203	+10%	432	Organic investments (1)	775	951	-19%
(45)	(43)	ns	(80)	Acquisitions net of assets sales (1)	(166)	(1,089)	ns
178	160	+11%	352	Net investments (1)	609	(138)	ns
592	638	-7%	534	Cash flow from operations excluding working capital (CFFO) (1)	2,425	2,319	+5%
1,352	287	x4.7	778	Cash flow from operating activities	2,835	2,901	-2%

Adjusted net operating income for the Marketing & Services segment amounted to $341 million and cash flow from operations excluding working capital (CFFO) to $592 million in the fourth quarter of 2025, down 10% and 7% respectively compared with the third quarter of 2025, reflecting the seasonality of the business.

For the full year 2025, adjusted net operating income was stable and cash flow from operations excluding working capital (CFFO) amounted to $2,425 million, up 5%, with the improvement in unit margins more than offsetting a 5% decline in volumes.

11

5. TotalEnergies results 5.1 Adjusted net operating income from business segments Adjusted net operating income for the segments amounted to: $4,633 million in the fourth quarter of 2025, compared with $4,659 million in the third quarter of 2025, as accretive growth in hydrocarbon production and continued improvement in Downstream performance offset the more than $5/b decline in oil prices. $18,474 million for full‑year 2025, compared with $20,566 million a year earlier, as accretive hydrocarbon production growth and resilient performance from the Integrated Power segment partially offset the more than $10/b drop in oil prices. 5.2 Adjusted net income (1) (TotalEnergies share) Adjusted net income (TotalEnergies share) amounted to $3,837 million in the fourth quarter of 2025, compared with $3,980 million in the third quarter. Adjusted net income excludes the after‑tax inventory effect, non‑recurring items, and fair‑value changes. Adjustment items to net income totaled -$0.9 billion in the fourth quarter of 2025, consisting mainly of: -$0.7 billion in impairments, in particular for the offshore wind activity within the Integrated Power segment, -$0.2 billion from inventory valuation effects. The average tax rate for TotalEnergies was: 38.8% in the fourth quarter of 2025, versus 37.7% in the third quarter of 2025, mainly due to the higher relative contribution of North Sea assets, which are subject to higher tax rates, 39.8% for full‑year 2025, compared with 39.4% in 2024. 5.3 Adjusted earnings per share Diluted adjusted net income per share amounted to: $1.73 in the fourth quarter of 2025, calculated based on a weighted‑average diluted number of shares of 2,176 million, compared with $1.77 in the third quarter of 2025. $6.89 for full‑year 2025, calculated based on a weighted‑average diluted number of shares of 2,214 million, compared with $7.77 a year earlier. As of December 31, 2025, the diluted number of shares was 2,167 million. TotalEnergies carried out share buybacks* of: 23.6 million shares in the fourth quarter of 2025, for a total amount of $1.5 billion, 122.6 million shares for full‑year 2025, for a total amount of $7.5 billion. * 5.4 Acquisitions – asset sales Acquisitions amounted to: $507 million in the fourth quarter of 2025, mainly related to the acquisition of interests in 12 offshore blocks in Malaysia. $3,923 million for full‑year 2025, primarily related to the above transactions as well as the completion of the VSB acquisition, various renewable projects to be developed in Canada, the Dominican Republic and Uganda for approximately $500 million, and an additional 10% stake in the Moho field in the Republic of the Congo. Divestments amounted to: $2,080 million in the fourth quarter of 2025, mainly reflecting the divestment of the non‑operated interest in the Bonga field in Nigeria, the partial sale of an interest in Block SK408 in Malaysia, the sale of 50% stakes in renewable portfolios in the United States and Greece, and the sale of a 1.7% stake in Adani Green Energy. $3,644 million for full‑year 2025, related to the above transactions as well as the divestment of interests in two unconventional blocks in Argentina, the sale of interests in the Nkossa and Nsoko II licenses in Congo, the sale of 50% of a renewable asset portfolio in Portugal and France, and the divestment of fuel distribution activities in Brazil. * Net of fees and taxes, including coverage of employees share grant plans. 12

5.5 Net cash flow [1]

TotalEnergies' net cash flow amounted to:

- $4,722 million in the fourth quarter of 2025, compared with $3,969 million in the previous quarter, reflecting a $107 million increase in cash flow from operations excluding working capital (CFFO) and a $646 million decrease in net investments over the quarter.
- $10,748 million for full-year 2025, compared with $12,088 million a year earlier, reflecting a $2,078 million decrease in cash flow from operations excluding working capital (CFFO) and a $738 million decrease in net investments, which stood at $17,091 million for the year.

Operating cash flow amounted to $10,471 million in the fourth quarter of 2025, corresponding to cash flow from operations excluding working capital (CFFO) of $7,168 million and a $3.8 billion improvement in working capital.

5.6 Profitability

Return on equity was 13.6% for full-year 2025.

In millions of dollars	January 1, 2025 December 31, 2025	October 1, 2024 September 30, 2025	January 1, 2024 December 31, 2024
Adjusted net income (TotalEnergies share) [1]	15,833	16,431	18,586
Average adjusted shareholders' equity	116,827	116,051	117,835
Return on equity (ROE)	**13.6%**	**14.2%**	**15.8%**

Return on average capital employed [1] was 12.6% for full-year 2025.

In millions of dollars	January 1, 2025 December 31, 2025	October 1, 2024 September 30, 2025	January 1, 2024 December 31, 2024
Adjusted net operating income [1]	17,827	18,204	19,974
Average capital employed [1]	141,802	146,636	135,174
ROACE [1]	**12.6%**	**12.4%**	**14.8%**

6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to €13,721 million in 2025, compared to €15,275 million in 2024.

7. Annual 2026 Sensitivities [16]

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price [17]	+/- 10 $/b	+/- 2.3 B$	+/- 2.8 B$
European gas price - TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 1 $/b	+/- 0.3 B$	+/- 0.4 B$

[16] Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2026. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

[17] In a 60-70 $/b Brent environment.

13

8. Outlook At the beginning of 2026, oil markets remain volatile in a constantly evolving geopolitical environment. Fundamentals, however, remain unchanged: global demand is expected to grow by around 0.9 million barrels per day (IEA – January 2026), driven by activity in non‑OECD countries and by petrochemical demand; at the same time, non‑OPEC supply growth is slowing, while OPEC+ has decided to maintain its quota policy at the beginning of 2026. European gas prices for the first quarter on forward markets are hovering around $11-12/MBtu, reflecting strong winter consumption and storage levels below the seasonal averages observed since 2022. In 2026, the Company intends to continue implementing its balanced and profitable transition strategy, anchored on its two growth pillars: hydrocarbons and electricity. The Company plans to increase its overall energy production (oil, gas and electricity) by 5% over the year while continuing to reduce emissions from its operations, with a target of achieving a 70% reduction in methane emissions in 2026 compared with 2020. For its first growth pillar, TotalEnergies expects to increase its oil and gas production by 3% in 2026, supported by the ramp‑up of projects started in 2025, the anticipated start‑ups in 2026 (notably Lapa in Brazil, Ratawi in Iraq, North Field East in Qatar, TFT II & South in Algeria, Tilenga in Uganda). These new barrels support a 7% increase in cash flow at $60/b, higher than production growth. The Company intends to maintain its competitive advantage by keeping production costs below $5/b through strong operational discipline. In the first quarter of 2026, hydrocarbon production is expected to be above 2.6 Mboe/d. At the start of the year, refining margins are hovering around $5/b in a context of volatile crude prices. The Company expects to benefit from the improved availability of certain units that underperformed in 2025 and therefore anticipates an increase in refinery utilization rates to around 88% in the first quarter of 2026, in the absence of major shutdowns. Integrated LNG is expected to continue its growth in 2026 with the start‑up of the North Field East project in Qatar (2 Mtpa of offtake) and Costa Azul on the North American Pacific coast (1.7 Mtpa of offtake). This growth, combined with LNG sales of over 44 Mt in 2026, should offset the expected decline in LNG prices and enable the segment to generate, at $60/b (Brent) and $10/MBtu (TTF), cash flow equivalent to that generated in 2025. Given recent oil and gas price trends and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG sales price close to $8.5/MBtu in the first quarter of 2026. For its second growth pillar, TotalEnergies plans to increase its electricity production by around 25% in 2026 to exceed 60 TWh, considering in particular the completion of the EPH acquisition, expected mid‑2026, which will enable the Company to accelerate its gas‑to‑power integration strategy in Europe. For the year, Integrated Power cash flow is expected to exceed $3 billion for investments of $2.5-3 billion. In 2026, TotalEnergies expects net investments of around $15 billion, including about $3 billion dedicated to low‑carbon energies, mainly electricity. Reintegrating the annual equivalent of more than $1 billion over five years linked to the acquisition of EPH’s flexible power assets in shares, the planned investment effort in low‑carbon energies thus amounts to around $4 billion in 2026. The Company is implementing its multi‑year cash‑savings plan (Capex + Opex), now targeting $12.5 billion over 2026–2030, including $2.5 billion planned for 2026. Under a scenario of $60/b Brent, $10/MBtu TTF and $5/b ERM, the Company expects to generate cash flow above $26 billion, supported by accretive production growth, improved Downstream performance and growth in Integrated Power. In this environment, the Company should maintain an attractive shareholder return while preserving the strength of its balance sheet, with a targeted gearing ratio of around 15% at end‑2026. Based on the seasonality observed in recent years, a temporary increase of around $2-3 billion in working capital requirements is expected in the first quarter of 2026. 14

Patrick Pouyanné, Chairman and Chief Executive Officer, and Jean-Pierre Sbraire, Chief Financial Officer, will present TotalEnergies’ 2025 Results and 2026 Objectives on Wednesday, February 11, 2026, at 3:00 PM (Paris time). The presentation and video broadcast in English of the event are available on totalenergies.com. You can also dial +33 (0) 1 70 37 71 66, +44 (0) 33 0551 0200 or +1 786 697 3501. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com 15

9. Operating information by segment

9.1 Company's production (Exploration & Production + Integrated LNG)

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Combined liquids and gas production by region (kboe/d)	2025	2024	2025 vs 2024
546	515	+6%	589	Europe	538	569	-5%
442	433	+2%	437	Africa	431	450	-4%
840	864	-3%	790	Middle East and North Africa	851	807	+5%
459	476	-4%	401	Americas	449	375	+20%
258	220	+18%	210	Asia-Pacific	260	233	+11%
2,545	2,508	+1%	2,427	Total production	2,529	2,434	+4%
360	361	-	369	includes equity affiliates	371	361	+3%

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Liquids production by region (kb/d)	2025	2024	2025 vs 2024
212	204	+4%	228	Europe	209	225	-7%
318	317	-	318	Africa	314	325	-4%
676	696	-3%	627	Middle East and North Africa	681	644	+6%
251	249	+1%	193	Americas	230	180	+28%
98	87	+13%	79	Asia-Pacific	99	94	+6%
1,555	1,553	-	1,445	Total production	1,533	1,468	+4%
153	161	-5%	151	includes equity affiliates	159	152	+4%

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Gas production by region (Mcf/d)	2025	2024	2025 vs 2024
1,796	1,675	+7%	1,951	Europe	1,777	1,862	-5%
628	588	+7%	620	Africa	591	630	-6%
928	928	-	889	Middle East and North Africa	937	894	+5%
1,154	1,260	-8%	1,154	Americas	1,216	1,080	+13%
875	731	+20%	709	Asia-Pacific	881	745	+18%
5,381	5,182	+4%	5,323	Total production	5,402	5,211	+4%
1,132	1,120	+1%	1,181	includes equity affiliates	1,165	1,135	+3%

16

9.2 Downstream (Refining & Chemicals and Marketing & Services)

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Petroleum product sales by region (kb/d)	2025	2024	2025 vs 2024
1,774	1,839	-4%	1,820	Europe	1,798	1,842	-2%
517	566	-9%	614	Africa	579	587	-1%
958	978	-2%	970	Americas	1,017	1,021	-
921	1,128	-18%	975	Rest of world	962	768	+25%
4,170	4,510	-8%	4,380	Total consolidated sales	4,356	4,218	+3%
366	354	+3%	343	Includes bulk sales	361	384	-6%
2,557	2,887	-11%	2,725	Includes trading	2,719	2,492	+9%

4Q25	3Q25	4Q25 vs 3Q25	4Q24	Petrochemicals production* (kt)	2025	2024	2025 vs 2024
985	976	+1%	875	Europe	3,777	3,719	+2%
775	773	-	701	Americas	2,992	2,867	+4%
651	751	-13%	737	Middle East and Asia	2,856	2,929	-3%

* Olefins, polymers.

17

9.3 Integrated Power

9.3.1 Net power production

Net power production (TWh)	4Q25						3Q25					
	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.2	0.3	-	1.4	0.0	**2.0**	0.3	0.2	-	0.6	0.0	**1.1**
Rest of Europe	0.1	0.5	0.3	1.9	0.0	**2.9**	0.2	0.4	0.2	1.5	0.1	**2.5**
Africa	0.0	-	-	-	0.1	**0.1**	0.0	-	-	-	0.1	**0.1**
Middle East	0.2	-	-	0.2	-	**0.4**	0.3	-	-	0.3	-	**0.5**
North America	1.0	0.5	-	1.0	-	**2.6**	1.4	0.5	-	2.1	-	**4.0**
South America	0.1	1.2	-	-	-	**1.3**	0.1	1.0	-	-	-	**1.1**
India	2.5	0.2	-	-	-	**2.7**	2.2	0.5	-	-	-	**2.8**
Pacific Asia	0.3	0.0	0.2	-	-	**0.6**	0.4	0.0	0.0	-	-	**0.5**
Total	**4.6**	**2.8**	**0.5**	**4.5**	**0.2**	**12.6**	**5.0**	**2.6**	**0.3**	**4.5**	**0.2**	**12.6**

9.3.2 Installed power generation net capacity

Installed power generation net capacity (GW) [18]	4Q25						3Q25					
	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.8	0.5	-	2.7	0.2	**4.2**	0.7	0.5	-	2.7	0.2	**4.1**
Rest of Europe	0.6	1.0	0.3	2.1	0.1	**4.1**	0.6	1.1	0.3	2.1	0.2	**4.2**
Africa	0.1	-	-	-	0.1	**0.2**	0.0	-	-	-	0.1	**0.1**
Middle East	0.5	-	-	0.3	-	**0.8**	0.5	-	-	0.3	-	**0.8**
North America	3.0	0.9	-	2.0	0.5	**6.4**	3.3	0.9	-	1.5	0.5	**6.2**
South America	0.5	1.2	-	-	-	**1.7**	0.4	1.1	-	-	-	**1.5**
India	6.7	0.6	-	-	-	**7.2**	6.4	0.6	-	-	-	**7.0**
Pacific Asia	1.2	0.0	0.2	-	-	**1.4**	1.1	0.0	0.2	-	-	**1.3**
Total	**13.4**	**4.1**	**0.5**	**7.0**	**1.0**	**26.0**	**13.0**	**4.2**	**0.5**	**6.5**	**1.0**	**25.2**

[18] End-of-period data.

18

9.3.3 Power generation gross capacity from renewables

Installed power generation gross capacity from renewables (GW) [19],[20]	4Q25					3Q25				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	1.4	0.9	0.0	0.2	**2.5**	1.3	0.9	0.0	0.2	**2.4**
Rest of Europe	0.7	1.7	1.1	0.3	**3.8**	0.6	1.6	1.1	0.3	**3.7**
Africa	0.3	0.0	0.0	0.4	**0.7**	0.1	0.0	0.0	0.3	**0.4**
Middle East	1.3	0.0	0.0	0.0	**1.3**	1.3	0.0	0.0	0.0	**1.3**
North America	7.3	2.3	0.0	1.0	**10.6**	6.9	2.3	0.0	1.0	**10.3**
South America	0.6	1.8	0.0	0.0	**2.4**	0.5	1.8	0.0	0.0	**2.2**
India	9.7	0.6	0.0	0.0	**10.3**	9.1	0.7	0.0	0.0	**9.7**
Asia-Pacific	1.8	0.0	0.6	0.0	**2.5**	1.7	0.0	0.6	0.0	**2.4**
Total	**23.1**	**7.3**	**1.8**	**1.9**	**34.1**	**21.5**	**7.2**	**1.8**	**1.8**	**32.3**

Power generation gross capacity from renewables in construction (GW) [19],[20]	4Q25					3Q25				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	0.1	0.2	0.0	0.0	**0.3**	0.2	0.2	0.0	0.0	**0.4**
Rest of Europe	0.7	0.1	0.8	0.4	**2.1**	0.5	0.1	0.8	0.3	**1.7**
Africa	0.2	0.1	0.0	0.0	**0.4**	0.5	0.1	0.0	0.1	**0.7**
Middle East	1.7	0.2	0.0	0.0	**2.0**	1.7	0.2	0.0	0.0	**2.0**
North America	0.8	0.0	0.0	0.5	**1.3**	1.2	0.0	0.0	0.2	**1.3**
South America	0.7	0.1	0.0	0.3	**1.1**	0.8	0.2	0.0	0.3	**1.3**
India	0.8	0.0	0.0	0.0	**0.8**	1.4	0.0	0.0	0.0	**1.4**
Asia-Pacific	0.3	0.0	0.0	0.0	**0.3**	0.4	0.0	0.0	0.0	**0.4**
Total	**5.5**	**0.8**	**0.8**	**1.2**	**8.3**	**6.7**	**0.8**	**0.8**	**0.9**	**9.2**

Power generation gross capacity from renewables in development (GW) [19],[20]	4Q25					3Q25				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	0.9	0.5	1.5	0.1	**2.9**	1.0	0.5	1.5	0.0	**2.9**
Rest of Europe	5.9	1.8	14.3	3.6	**25.6**	5.8	1.8	14.3	3.2	**25.1**
Africa	0.3	0.2	0.0	0.0	**0.5**	0.3	0.2	0.0	0.0	**0.5**
Middle East	1.1	0.0	0.0	0.0	**1.1**	0.5	0.0	0.0	0.0	**0.5**
North America	10.8	3.8	4.1	5.4	**24.2**	10.4	3.6	4.1	5.3	**23.4**
South America	1.3	1.3	0.0	0.0	**2.6**	1.3	1.3	0.0	0.0	**2.7**
India	1.6	0.0	0.0	0.0	**1.6**	1.6	0.1	0.0	0.0	**1.7**
Asia-Pacific	3.0	1.1	2.6	1.1	**7.8**	3.0	1.1	2.6	1.1	**7.7**
Total	**24.9**	**8.8**	**22.5**	**10.1**	**66.3**	**23.9**	**8.5**	**22.5**	**9.6**	**64.4**

(19) Includes 17.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.
(20) End-of-period data.

19

10. Alternative Performance Measures (Non-GAAP measures)

10.1 Adjustment items to net income (TotalEnergies share)

4Q25	3Q25	4Q24	In millions of dollars	2025	2024
2,906	**3,683**	**3,956**	**Net income (TotalEnergies share)**	**13,127**	**15,758**
(644)	(93)	(413)	Special items affecting net income (TotalEnergies share)	(1,185)	(1,219)
203	284	(25)	Gain (loss) on asset sales	487	1,372
(51)	(7)	(6)	Restructuring charges	(58)	(27)
(661)	(286)	(232)	Impairments	(1,156)	(1,976)
(135)	(84)	(150)	Other	(458)	(588)
(232)	(32)	216	After-tax inventory effect : FIFO vs. replacement cost	(610)	(339)
(55)	(172)	(253)	Effect of changes in fair value	(665)	(948)
(931)	**(297)**	**(450)**	**Total adjustments affecting net income**	**(2,460)**	**(2,506)**
3,837	**3,980**	**4,406**	**Adjusted net income (TotalEnergies share)**	**15,587**	**18,264**

20

10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
2,906	**3,683**	**-21%**	**3,956**	**Net income (TotalEnergies share)**	**13,127**	**15,758**	**-17%**
931	297	x3.1	450	Less: adjustment items to net income (TotalEnergies share)	2,460	2,506	-2%
3,837	**3,980**	**-4%**	**4,406**	**Adjusted net income (TotalEnergies share)**	**15,587**	**18,264**	**-15%**
				Adjusted items			
36	80	-55%	65	Add: non-controlling interests	246	322	-24%
2,273	2,281	-	2,872	Add: income taxes	9,587	11,209	-14%
3,184	3,277	-3%	2,715	Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,565	11,667	+8%
99	104	-5%	107	Add: amortization and impairment of intangible assets	382	389	-2%
833	808	+3%	786	Add: financial interest on debt	3,182	3,016	+6%
(196)	(235)	ns	(422)	Less: financial income and expense from cash & cash equivalents	(994)	(1,724)	ns
10,066	**10,295**	**-2%**	**10,529**	**Adjusted EBITDA**	**40,555**	**43,143**	**-6%**

10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
				Adjusted items			
45,925	43,844	+5%	47,115	Revenues from sales	182,344	195,610	-7%
(29,164)	(26,940)	ns	(30,305)	Purchases, net of inventory variation	(115,200)	(126,000)	ns
(7,783)	(7,555)	ns	(7,094)	Other operating expenses	(30,468)	(29,485)	ns
(177)	(64)	ns	(242)	Exploration costs	(419)	(528)	ns
592	303	+95%	280	Other income	1,686	725	x2.3
(144)	(101)	ns	(34)	Other expense, excluding amortization and impairment of intangible assets	(694)	(317)	ns
299	324	-8%	296	Other financial income	1,339	1,304	+3%
(221)	(208)	ns	(193)	Other financial expense	(881)	(835)	ns
739	692	+7%	706	Net income (loss) from equity affiliates	2,848	2,669	+7%
10,066	**10,295**	**-2%**	**10,529**	**Adjusted EBITDA**	**40,555**	**43,143**	**-6%**
				Adjusted items			
(3,184)	(3,277)	ns	(2,715)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(12,565)	(11,667)	ns
(99)	(104)	ns	(107)	Less: amortization of intangible assets	(382)	(389)	ns
(833)	(808)	ns	(786)	Less: financial interest on debt	(3,182)	(3,016)	ns
196	235	-17%	422	Add: financial income and expense from cash & cash equivalents	994	1,724	-42%
(2,273)	(2,281)	ns	(2,872)	Less: income taxes	(9,587)	(11,209)	ns
(36)	(80)	ns	(65)	Less: non-controlling interests	(246)	(322)	ns
(931)	(297)	ns	(450)	Add: adjustment (TotalEnergies share)	(2,460)	(2,506)	ns
2,906	**3,683**	**-21%**	**3,956**	**Net income (TotalEnergies share)**	**13,127**	**15,758**	**-17%**

21

10.3 Investments – Divestments

Reconciliation of Cash flow used in investing activities to Net investments

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
3,434	**3,203**	*7%*	**3,745**	**Cash flow used in investing activities (a)**	**18,131**	**17,332**	*+5%*
(331)	-	*ns*	-	Other transactions with non-controlling interests (b)	(331)	-	*ns*
-	45	*-100%*	(2)	Organic loan repayment from equity affiliates (c)	105	29	*x3.6*
(821)	(242)	*ns*	(52)	Change in debt from renewable projects financing (d) *	(1,284)	(52)	*ns*
115	84	*37%*	152	Capex linked to capitalized leasing contracts (e)	397	471	*-16%*
49	2	*x24.5*	20	Expenditures related to carbon credits (f)	73	49	*+49%*
2,446	**3,092**	*-21%*	**3,863**	**Net investments (a + b + c + d + e + f = g - i + h)**	**17,091**	**17,829**	*-4%*
(1,573)	(381)	*ns*	24	of which acquisitions net of assets sales (g-i)	279	1,406	*-80%*
507	474	*7%*	1,233	Acquisitions (g)	3,923	4,646	*-16%*
2,080	855	*x2.4*	1,209	Asset sales (i)	3,644	3,240	*+12%*
308	121	*x2.5*	26	Change in debt (partner share) and capital gain from renewable project sales	495	26	*x19*
4,019	3,473	*16%*	3,839	of which organic investments (h)	16,812	16,423	*+2%*
99	74	*34%*	122	Capitalized exploration	322	516	*-38%*
559	408	*37%*	625	Increase in non-current loans	1,960	2,210	*-11%*
(259)	(449)	*ns*	(619)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,067)	(1,083)	*ns*
(513)	(121)	*ns*	(26)	Change in debt from renewable projects (TotalEnergies share)	(789)	(26)	*ns*

* Change in debt from renewable projects (TotalEnergies share and partner share).

10.4 Cash flow

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

4Q25	3Q25	4Q25 vs 3Q25	4Q24	In millions of dollars	2025	2024	2025 vs 2024
10,471	**8,349**	*+25%*	**12,507**	**Cash flow from operating activities (a)**	**27,343**	**30,854**	*-11%*
3,814	1,382	*x2.8*	5,072	(Increase) decrease in working capital (b) *	634	1,491	*-57%*
(299)	(55)	*ns*	282	Inventory effect (c)	(733)	(525)	*ns*
212	(6)	*ns*	-	Capital gain from renewable project sales (d)	292	-	*ns*
-	45	*-100%*	(2)	Organic loan repayments from equity affiliates (e)	105	29	*x3.6*
7,168	**7,061**	*+2%*	**7,151**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**27,839**	**29,917**	*-7%*
(425)	(382)	*ns*	(247)	Financial charges	(1,416)	(697)	*ns*
7,593	**7,443**	*+2%*	**7,398**	**Debt Adjusted Cash Flow (DACF)**	**29,255**	**30,614**	*-4%*
4,019	3,473	*+16%*	3,839	Organic investments (g)	16,812	16,423	*+2%*
3,149	**3,588**	*-12%*	**3,312**	**Free cash flow after organic investments (f - g)**	**11,027**	**13,494**	*-18%*
2,446	3,092	*-21%*	3,863	Net investments (h)	17,091	17,829	*-4%*
4,722	**3,969**	*+19%*	**3,288**	**Net cash flow (f - h)**	**10,748**	**12,088**	*-11%*

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

22

10.5 Gearing ratio

In millions of dollars	12/31/2025	09/30/2025	12/31/2024
Current borrowings *	10,162	11,830	7,929
Other current financial liabilities	388	568	664
Current financial assets * **	(3,093)	(4,607)	(6,536)
Net financial assets classified as held for sale *	7	49	33
Non-current financial debt *	40,944	41,296	35,711
Non-current financial assets *	(1,991)	(1,168)	(1,027)
Cash and cash equivalents	(26,202)	(23,415)	(25,844)
Net debt (a)	**20,215**	**24,553**	**10,930**
Shareholders' equity (TotalEnergies share)	114,883	115,281	117,858
Non-controlling interests	2,640	2,384	2,397
Shareholders' equity (b)	**117,523**	**117,665**	**120,255**
Gearing = a / (a+b)	**14.7%**	**17.3%**	**8.3%**
Leases (c)	*8,567*	*8,827*	*8,272*
Gearing including leases (a+c) / (a+b+c)	*19.7%*	*22.1%*	*13.8%*

* Excludes leases receivables and leases debts.
** Including initial margins held as part of the Company's activities on organized markets.

10.6 Return on average capital employed

Full-year 2025

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	8,399	4,109	2,215	2,378	1,373	17,827
Capital employed at 12/31/2024	64,430	41,477	21,739	5,564	6,870	138,125
Capital employed at 12/31/2025	65,096	44,409	24,134	7,035	6,845	145,479
ROACE	**13.0%**	**9.6%**	**9.7%**	**37.8%**	**20.0%**	**12.6%**

10.7 Payout

In millions of dollars	2025	9M25	2024
Dividend paid (parent company shareholders)	8,121	5,961	7,717
Repayment of treasury shares excluding fees and taxes	7,496	5,997	7,970
Payout ratio	**55%**	**56%**	**50%**

23

GLOSSARY Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities. Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector). Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items. Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below. Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE). Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates. Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments. Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet. Normalized Gearing: indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital. Net cash flow (or free cash-flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks. 24

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary. Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth. Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset. Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder. Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers. 25

Disclaimer: The terms “TotalEnergies”, “TotalEnergies company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. This press release presents the results for the fourth quarter of 2025 and full year 2025 from the consolidated financial statements of TotalEnergies as of December 31, 2025 (unaudited). The audit procedures by the statutory auditors are underway. The consolidated financial statements (unaudited) are available on the Company’s website, www.totalenergies.com. This document does not constitute the annual financial report (rapport financier annuel) within the meaning of article L.451.1.2 of the French monetary and financial code (code monétaire et financier). This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies and expectations regarding returns to stockholders, including with respect to future dividends and share buybacks. This document may also contain statements regarding the perspectives, objectives and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described from time to time in the Company’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC. Future interim or final annual dividends payments beyond the interim dividend payable on April 2, 2026 (or April 23, 2026 for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC. Additionally, the developments of climate change and other environmental-or social related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted net operating income, adjusted net income), net cash flow, free cash flow after organic investments, normalized gearing, return on equity (ROE), return on average capital employed (ROACE), gearing ratio, cash flow from operations excluding working capital, debt adjusted cash flow, and the payout ratio. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years. (ii) The inventory valuation effect In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. 26

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. 27

TotalEnergies financial statements Fourth quarter 2025 consolidated accounts, IFRS 28

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

(M$) [a]	4th quarter 2025	3rd quarter 2025	4th quarter 2024
Sales	**50,624**	**48,691**	**52,508**
Excise taxes	(4,699)	(4,847)	(5,393)
Revenues from sales	45,925	43,844	47,115
Purchases, net of inventory variation	(29,536)	(27,191)	(30,342)
Other operating expenses	(7,925)	(7,591)	(7,219)
Exploration costs	(177)	(64)	(242)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,776)	(3,280)	(2,715)
Other income	806	778	306
Other expense	(821)	(528)	(341)
Financial interest on debt	(833)	(808)	(786)
Financial income and expense from cash & cash equivalents	233	265	449
Cost of net debt	(600)	(543)	(337)
Other financial income	324	366	319
Other financial expense	(221)	(208)	(193)
Net income (loss) from equity affiliates	759	602	597
Income taxes	(1,830)	(2,423)	(2,929)
Consolidated net income	**2,928**	**3,762**	**4,019**
TotalEnergies share	2,906	3,683	3,956
Non-controlling interests	22	79	63
Earnings per share ($)	1.31	1.65	1.72
Fully-diluted earnings per share ($)	1.30	1.64	1.70

[a] *Except for per share amounts.*

29

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

(M$)	4th quarter 2025	3rd quarter 2025	4th quarter 2024
Consolidated net income	**2,928**	**3,762**	**4,019**
Other comprehensive income			
Actuarial gains and losses	28	(2)	(3)
Change in fair value of investments in equity instruments	(161)	(96)	142
Tax effect	51	19	36
Currency translation adjustment generated by the parent company	49	(2)	(5,125)
Items not potentially reclassifiable to profit and loss	**(33)**	**(81)**	**(4,950)**
Currency translation adjustment	(133)	(230)	3,594
Cash flow hedge	(46)	(346)	1,732
Variation of foreign currency basis spread	(3)	6	(13)
Share of other comprehensive income of equity affiliates, net amount	(98)	(112)	76
Other	(4)	5	(1)
Tax effect	18	81	(441)
Items potentially reclassifiable to profit and loss	**(266)**	**(596)**	**4,947**
Total other comprehensive income (net amount)	**(299)**	**(677)**	**(3)**
Comprehensive income	**2,629**	**3,085**	**4,016**
TotalEnergies share	*2,596*	*3,001*	*4,001*
Non-controlling interests	*33*	*84*	*15*

30

CONSOLIDATED STATEMENT OF INCOME TotalEnergies (M$) (a) Year 2025 (unaudited) Year 2024 Sales 201,196 214,550 Excise taxes (18,852) (18,940) Revenues from sales 182,344 195,610 Purchases, net of inventory variation (116,740) (127,664) Other operating expenses (30,914) (29,860) Exploration costs (419) (999) Depreciation, depletion and impairment of tangible assets and mineral interests (13,312) (12,025) Other income 2,375 2,112 Other expense (1,927) (1,281) Financial interest on debt (3,182) (3,016) Financial income and expense from cash & cash equivalents 1,115 1,786 Cost of net debt (2,067) (1,230) Other financial income 1,437 1,403 Other financial expense (881) (835) Net income (loss) from equity affiliates 2,553 1,575 Income taxes (9,092) (10,775) Consolidated net income 13,357 16,031 TotalEnergies share 13,127 15,758 Non-controlling interests 230 273 Earnings per share ($) 5.84 6.74 Fully-diluted earnings per share ($) 5.78 6.69 (a) Except for per share amounts. 31

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME TotalEnergies (M$) Year 2025 (unaudited) Year 2024 Consolidated net income 13,357 16,031 Other comprehensive income Actuarial gains and losses 42 20 Change in fair value of investments in equity instruments (193) 144 Tax effect 51 46 Currency translation adjustment generated by the parent company 8,737 (4,163) Items not potentially reclassifiable to profit and loss 8,637 (3,953) Currency translation adjustment (7,072) 2,759 Cash flow hedge (1,060) 3,119 Variation of foreign currency basis spread 22 (32) Share of other comprehensive income of equity affiliates, net amount (484) (246) Other 8 1 Tax effect 255 (814) Items potentially reclassifiable to profit and loss (8,331) 4,787 Total other comprehensive income (net amount) 306 834 Comprehensive income 13,663 16,865 TotalEnergies share 13,356 16,636 Non-controlling interests 307 229 32

CONSOLIDATED BALANCE SHEET

TotalEnergies

(M$)	December 31, 2025 (unaudited)	September 30, 2025 (unaudited)	December 31, 2024
ASSETS			
Non-current assets			
Intangible assets, net	37,345	37,764	34,238
Property, plant and equipment, net	114,694	115,198	109,095
Equity affiliates : investments and loans	38,090	36,968	34,405
Other investments	1,914	2,046	1,665
Non-current financial assets	3,270	2,426	2,305
Deferred income taxes	3,358	3,633	3,202
Other non-current assets	2,915	2,990	4,006
Total non-current assets	**201,586**	**201,025**	**188,916**
Current assets			
Inventories, net	16,663	17,058	18,868
Accounts receivable, net	18,559	19,735	19,281
Other current assets	20,437	21,833	23,687
Current financial assets	3,332	4,884	6,914
Cash and cash equivalents	26,202	23,415	25,844
Assets classified as held for sale	4,276	4,009	1,977
Total current assets	**89,469**	**90,934**	**96,571**
Total assets	**291,055**	**291,959**	**285,487**
LIABILITIES & SHAREHOLDERS' EQUITY			
Shareholders' equity			
Common shares	7,059	7,059	7,577
Paid-in surplus and retained earnings	125,860	125,073	135,496
Currency translation adjustment	(14,033)	(13,853)	(15,259)
Treasury shares	(4,003)	(2,998)	(9,956)
Total shareholders' equity - TotalEnergies share	**114,883**	**115,281**	**117,858**
Non-controlling interests	**2,640**	**2,384**	**2,397**
Total shareholders' equity	**117,523**	**117,665**	**120,255**
Non-current liabilities			
Deferred income taxes	12,634	12,830	12,114
Employee benefits	2,018	1,991	1,753
Provisions and other non-current liabilities	17,322	20,096	19,872
Non-current financial debt	48,995	49,552	43,533
Total non-current liabilities	**80,969**	**84,469**	**77,272**
Current liabilities			
Accounts payable	38,065	38,062	39,932
Other creditors and accrued liabilities	36,344	35,266	35,961
Current borrowings	12,038	13,820	10,024
Other current financial liabilities	388	568	664
Liabilities directly associated with the assets classified as held for sale	5,728	2,109	1,379
Total current liabilities	**92,563**	**89,825**	**87,960**
Total liabilities & shareholders' equity	**291,055**	**291,959**	**285,487**

33

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

(M$)	4th quarter 2025	3rd quarter 2025	4th quarter 2024
CASH FLOW FROM OPERATING ACTIVITIES			
Consolidated net income	2,928	3,762	4,019
Depreciation, depletion, amortization and impairment	3,996	3,405	2,971
Non-current liabilities, valuation allowances and deferred taxes	316	272	44
(Gains) losses on disposals of assets	(655)	(603)	(66)
Undistributed affiliates' equity earnings	(203)	(195)	99
(Increase) decrease in working capital	3,867	1,600	5,201
Other changes, net	222	108	239
Cash flow from operating activities	**10,471**	**8,349**	**12,507**
CASH FLOW USED IN INVESTING ACTIVITIES			
Intangible assets and property, plant and equipment additions	(4,153)	(3,812)	(3,680)
Acquisitions of subsidiaries, net of cash acquired	(140)	-	(932)
Investments in equity affiliates and other securities	(343)	(215)	(313)
Increase in non-current loans	(559)	(408)	(658)
Total expenditures	**(5,195)**	**(4,435)**	**(5,583)**
Proceeds from disposals of intangible assets and property, plant and equipment	730	613	314
Proceeds from disposals of subsidiaries, net of cash sold	451	133	654
Proceeds from disposals of non-current investments	321	(8)	220
Repayment of non-current loans	259	494	650
Total divestments	**1,761**	**1,232**	**1,838**
Cash flow used in investing activities	**(3,434)**	**(3,203)**	**(3,745)**
CASH FLOW FROM FINANCING ACTIVITIES			
Issuance (repayment) of shares:			
- Parent company shareholders	-	-	-
- Treasury shares	(1,506)	(2,349)	(1,977)
Dividends paid:			
- Parent company shareholders	(2,160)	(2,216)	(1,998)
- Non-controlling interests	(81)	(89)	(18)
Net issuance (repayment) of perpetual subordinated notes	-	-	1,165
Payments on perpetual subordinated notes	(122)	(26)	(82)
Other transactions with non-controlling interests	313	23	(17)
Net issuance (repayment) of non-current debt	611	3,682	91
Increase (decrease) in current borrowings	(1,985)	(1,962)	(4,136)
Increase (decrease) in current financial assets and liabilities	686	529	(965)
Cash flow from / (used in) financing activities	**(4,244)**	**(2,408)**	**(7,937)**
Net increase (decrease) in cash and cash equivalents	**2,793**	**2,738**	**825**
Effect of exchange rates	(6)	253	(653)
Cash and cash equivalents at the beginning of the period	23,415	20,424	25,672
Cash and cash equivalents at the end of the period	**26,202**	**23,415**	**25,844**

34

CONSOLIDATED STATEMENT OF CASH FLOW TotalEnergies (M$) Year 2025 (unaudited) Year 2024 CASH FLOW FROM OPERATING ACTIVITIES Consolidated net income 13,357 16,031 Depreciation, depletion, amortization and impairment 13,847 13,107 Non-current liabilities, valuation allowances and deferred taxes 924 190 (Gains) losses on disposals of assets (1,568) (1,497) Undistributed affiliates' equity earnings (923) 124 (Increase) decrease in working capital 1,284 2,364 Other changes, net 422 535 Cash flow from operating activities 27,343 30,854 CASH FLOW USED IN INVESTING ACTIVITIES Intangible assets and property, plant and equipment additions (16,953) (14,909) Acquisitions of subsidiaries, net of cash acquired (1,999) (2,439) Investments in equity affiliates and other securities (1,288) (2,127) Increase in non-current loans (1,960) (2,275) Total expenditures (22,200) (21,750) Proceeds from disposals of intangible assets and property, plant and equipment 1,713 727 Proceeds from disposals of subsidiaries, net of cash sold 855 2,167 Proceeds from disposals of non-current investments 329 347 Repayment of non-current loans 1,172 1,177 Total divestments 4,069 4,418 Cash flow used in investing activities (18,131) (17,332) CASH FLOW FROM FINANCING ACTIVITIES Issuance (repayment) of shares: - Parent company shareholders 492 521 - Treasury shares (7,714) (7,995) Dividends paid: - Parent company shareholders (8,121) (7,717) - Non-controlling interests (482) (322) Net issuance (repayment) of perpetual subordinated notes (1,139) (457) Payments on perpetual subordinated notes (303) (314) Other transactions with non-controlling interests 285 (67) Net issuance (repayment) of non-current debt 7,981 7,532 Increase (decrease) in current borrowings (4,153) (5,142) Increase (decrease) in current financial assets and liabilities 3,220 (464) Cash flow from / (used in) financing activities (9,934) (14,425) Net increase (decrease) in cash and cash equivalents (722) (903) Effect of exchange rates 1,080 (516) Cash and cash equivalents at the beginning of the period 25,844 27,263 Cash and cash equivalents at the end of the period 26,202 25,844 35

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(Unaudited: Year 2025)

(M$)	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies share	Non-controlling interests	Total shareholders' equity
	Number	Amount			Number	Amount			
As of January 1, 2024	**2,412,251,835**	**7,616**	**126,857**	**(13,701)**	**(60,543,213)**	**(4,019)**	**116,753**	**2,700**	**119,453**
Net income 2024	-	-	15,758	-	-	-	15,758	273	16,031
Other comprehensive Income	-	-	2,436	(1,558)	-	-	878	(44)	834
Comprehensive Income	**-**	**-**	**18,194**	**(1,558)**	**-**	**-**	**16,636**	**229**	**16,865**
Dividend	-	-	(7,756)	-	-	-	(7,756)	(455)	(8,211)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(120,463,232)	(7,995)	(7,995)	-	(7,995)
Sale of treasury shares [1]	-	-	(395)	-	6,071,266	395	-	-	-
Share-based payments	-	-	556	-	-	-	556	-	556
Share cancellation	(25,405,361)	(68)	(1,595)	-	25,405,361	1,663	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(576)	-	-	-	(576)	-	(576)
Payments on perpetual subordinated notes	-	-	(272)	-	-	-	(272)	-	(272)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(67)	(67)
Other items	-	-	(9)	-	-	-	(9)	(10)	(19)
As of December 31, 2024	**2,397,679,661**	**7,577**	**135,496**	**(15,259)**	**(149,529,818)**	**(9,956)**	**117,858**	**2,397**	**120,255**
Net income 2025	-	-	13,127	-	-	-	13,127	230	13,357
Other comprehensive Income	-	-	(997)	1,226	-	-	229	77	306
Comprehensive Income	**-**	**-**	**12,130**	**1,226**	**-**	**-**	**13,356**	**307**	**13,663**
Dividend	-	-	(8,135)	-	-	-	(8,135)	(348)	(8,483)
Issuance of common shares	11,149,053	30	462	-	-	-	492	-	492
Purchase of treasury shares	-	-	-	-	(122,637,294)	(7,526)	(7,526)	-	(7,526)
Sale of treasury shares [1]	-	-	(414)	-	6,221,412	414	-	-	-
Share-based payments	-	-	585	-	-	-	585	-	585
Share cancellation	(202,243,171)	(548)	(12,704)	-	202,243,171	13,064	(188)	-	(188)
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Payments on perpetual subordinated notes	-	-	(320)	-	-	-	(320)	-	(320)
Other operations with non-controlling interests	-	-	(1)	-	-	-	(1)	286	285
Other items	-	-	(20)	-	-	1	(19)	(2)	(21)
As of December 31, 2025	**2,206,585,543**	**7,059**	**125,860**	**(14,033)**	**(63,702,529)**	**(4,003)**	**114,883**	**2,640**	**117,523**

[1] *Treasury shares related to the performance share grants.*

36

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,260	2,427	5,707	21,616	19,625	(11)	-	50,624
Intersegment sales	8,753	2,237	877	6,878	167	37	(18,949)	-
Excise taxes	-	-	-	(203)	(4,496)	-	-	(4,699)
Revenues from sales	**10,013**	**4,664**	**6,584**	**28,291**	**15,296**	**26**	**(18,949)**	**45,925**
Operating expenses	(4,758)	(3,617)	(6,332)	(27,025)	(14,656)	(199)	18,949	(37,638)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,346)	(444)	(336)	(367)	(248)	(35)	-	(3,776)
Net income (loss) from equity affiliates and other items	258	469	90	24	14	(8)	-	847
Tax on net operating income	(1,501)	(182)	77	(114)	(165)	(1)	-	(1,886)
Adjustments [(a)]	(139)	(32)	(481)	(192)	(100)	(26)	-	(970)
Adjusted Net operating income	**1,805**	**922**	**564**	**1,001**	**341**	**(191)**	**-**	**4,442**
Adjustments [(a)]								(970)
Net cost of net debt								(544)
Non-controlling interests								(22)
Net income - TotalEnergies share								**2,906**

[(a)] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.
Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment.
Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment.

4th quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,881	1,130	1,155	542	326	161	-	5,195
Total divestments	663	12	880	35	148	23	-	1,761
Cash flow from operating activities	3,821	2,102	1,300	1,716	1,352	180	-	10,471

37

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,392	1,995	3,955	21,205	20,138	6	-	48,691
Intersegment sales	8,892	1,587	434	7,122	234	38	(18,307)	-
Excise taxes	-	-	-	(201)	(4,646)	-	-	(4,847)
Revenues from sales	**10,284**	**3,582**	**4,389**	**28,126**	**15,726**	**44**	**(18,307)**	**43,844**
Operating expenses	(4,200)	(2,880)	(3,863)	(27,069)	(14,916)	(225)	18,307	(34,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(376)	(103)	(380)	(243)	(33)	-	(3,280)
Net income (loss) from equity affiliates and other items	522	492	(52)	75	(24)	(3)	-	1,010
Tax on net operating income	(2,055)	(97)	(110)	(143)	(177)	115	-	(2,467)
Adjustments [(a)]	237	(131)	(310)	(78)	(14)	(22)	-	(318)
Adjusted Net operating income	**2,169**	**852**	**571**	**687**	**380**	**(80)**	**-**	**4,579**
Adjustments [(a)]								(318)
Net cost of net debt								(499)
Non-controlling interests								(79)
Net income - TotalEnergies share								**3,683**

[(a)] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment.

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,409	611	773	402	205	35	-	4,435
Total divestments	622	465	81	17	45	2	-	1,232
Cash flow from operating activities	4,187	789	674	2,839	287	(427)	-	8,349

38

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,496	2,890	6,137	21,540	20,440	5	-	52,508
Intersegment sales	9,382	2,968	765	7,207	168	70	(20,560)	-
Excise taxes	-	-	-	(193)	(5,200)	-	-	(5,393)
Revenues from sales	**10,878**	**5,858**	**6,902**	**28,554**	**15,408**	**75**	**(20,560)**	**47,115**
Operating expenses	(4,754)	(4,431)	(6,536)	(27,616)	(14,772)	(254)	20,560	(37,803)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,853)	(326)	(28)	(250)	(227)	(31)	-	(2,715)
Net income (loss) from equity affiliates and other items	40	548	26	(90)	90	74	-	688
Tax on net operating income	(2,163)	(288)	(70)	(139)	(215)	(60)	-	(2,935)
Adjustments [(a)]	(157)	(71)	(281)	141	(78)	(23)	-	(469)
Adjusted Net operating income	**2,305**	**1,432**	**575**	**318**	**362**	**(173)**	**-**	**4,819**
Adjustments [(a)]								(469)
Net cost of net debt								(331)
Non-controlling interests								(63)
Net income - TotalEnergies share								**3,956**

[(a)] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment.

4th quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,983	1,904	529	630	458	79	-	5,583
Total divestments	295	247	1,038	132	106	20	-	1,838
Cash flow from operating activities	4,500	2,214	1,201	3,832	778	(18)	-	12,507

39

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

Year 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,590	10,096	19,587	87,207	78,708	8	-	201,196
Intersegment sales	35,234	8,945	2,696	27,817	734	132	(75,558)	-
Excise taxes	-	-	-	(770)	(18,082)	-	-	(18,852)
Revenues from sales	**40,824**	**19,041**	**22,283**	**114,254**	**61,360**	**140**	**(75,558)**	**182,344**
Operating expenses	(17,335)	(15,085)	(20,859)	(110,737)	(58,697)	(918)	75,558	(148,073)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,419)	(1,608)	(622)	(1,606)	(932)	(125)	-	(13,312)
Net income (loss) from equity affiliates and other items	971	2,104	422	49	93	(82)	-	3,557
Tax on net operating income	(7,677)	(720)	(133)	(352)	(608)	245	-	(9,245)
Adjustments [a]	(35)	(377)	(1,124)	(770)	(157)	(93)	-	(2,556)
Adjusted Net operating income	**8,399**	**4,109**	**2,215**	**2,378**	**1,373**	**(647)**	**-**	**17,827**
Adjustments [a]								(2,556)
Net cost of net debt								(1,914)
Non-controlling interests								(230)
Net income - TotalEnergies share								**13,127**

[a] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment.

Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment.

Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment.

Year 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	10,523	3,520	5,367	1,537	937	316	-	22,200
Total divestments	1,723	512	1,366	100	328	40	-	4,069
Cash flow from operating activities	14,949	5,173	2,374	3,459	2,835	(1,447)	-	27,343

40

INFORMATION BY BUSINESS SEGMENT TotalEnergies Year 2024 (M$) Exploration & Production Integrated LNG Integrated Power Refining & Chemicals Marketing & Services Corporate Intercompany Total External sales 5,655 9,885 22,127 93,515 83,341 27 - 214,550 Intersegment sales 38,546 10,591 2,348 31,480 819 268 (84,052) - Excise taxes - - - (784) (18,156) - - (18,940) Revenues from sales 44,201 20,476 24,475 124,211 66,004 295 (84,052) 195,610 Operating expenses (19,124) (15,530) (22,936) (120,424) (63,551) (1,010) 84,052 (158,523) Depreciation, depletion and impairment of tangible assets and mineral interests (8,001) (1,251) (344) (1,442) (870) (117) - (12,025) Net income (loss) from equity affiliates and other items 325 2,051 (837) (114) 1,457 92 - 2,974 Tax on net operating income (8,466) (1,073) (255) (414) (526) 89 - (10,645) Adjustments (a) (1,069) (196) (2,070) (343) 1,154 (59) - (2,583) Adjusted Net operating income 10,004 4,869 2,173 2,160 1,360 (592) - 19,974 Adjustments (a) (2,583) Net cost of net debt (1,360) Non-controlling interests (273) Net income - TotalEnergies share 15,758 (a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the integrated LNG segment. Effects of changes in the fair values of gas and LNG positions are allocated to the net operating income of integrated LNG segment. Effects of changes in the fair values of power positions are allocated to the net operating income of integrated Power segment. Year 2024 (M$) Exploration & Production Integrated LNG Integrated Power Refining & Chemicals Marketing & Services Corporate Intercompany Total Total expenditures 9,225 3,912 5,328 1,896 1,190 199 - 21,750 Total divestments 840 425 1,431 366 1,328 28 - 4,418 Cash flow from operating activities 17,388 5,185 2,972 3,808 2,901 (1,400) - 30,854 * Reclassification of intercompany transactions between Upstream and Corporate for €823 million with no impact on the total of cash flow from operating activities 41

Non GAAP Financial Measures 42

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1. Reconciliation of cash flow used in investing activities to Net investments

1.1 Exploration & Production

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
1,218	1,787	1,688	-28%	**Cash flow used in investing activities (a)**	8,800	8,385	5%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	1	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
108	80	138	-22%	Capex linked to capitalized leasing contracts (e)	386	418	-8%
49	2	20	x2.5	Expenditures related to carbon credits (f)	73	49	49%
1,375	**1,869**	**1,846**	**-26%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**9,259**	**8,853**	**5%**
(530)	(53)	(258)	ns	of which net acquisitions (g - i)	(305)	(207)	ns
79	522	11	x7.2	Acquisitions (g)	1,239	534	x2.3
609	575	269	x2.3	Assets sales (i)	1,544	741	x2.1
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
1,905	**1,922**	**2,104**	**-9%**	**of which organic investments (h)**	**9,564**	**9,060**	**6%**
88	70	119	-26%	Capitalized exploration	298	483	-38%
36	38	41	-12%	Increase in non-current loans	198	196	1%
(54)	(47)	(26)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(179)	(98)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.2 Integrated LNG

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
1,118	146	1,657	-33%	**Cash flow used in investing activities (a)**	3,008	3,487	-14%
(331)	-	-	ns	Other transactions with non-controlling interests (b)	(331)	-	ns
-	46	-	ns	Organic loan repayment from equity affiliates (c)	47	3	x15.7
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
6	4	13	-54%	Capex linked to capitalized leasing contracts (e)	10	46	-78%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
793	**196**	**1,670**	**-53%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**2,734**	**3,536**	**-23%**
49	(134)	1,116	-96%	of which net acquisitions (g - i)	165	1,367	-88%
352	(60)	1,149	-69%	Acquisitions (g)	546	1,417	-61%
303	74	33	x9.2	Assets sales (i)	381	50	x7.6
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
744	**330**	**554**	**34%**	**of which organic investments (h)**	**2,569**	**2,169**	**18%**
11	4	3	x3.7	Capitalized exploration	24	33	-27%
211	174	269	-22%	Increase in non-current loans	754	809	-7%
(40)	(345)	(214)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(415)	(372)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

43

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

1.3 Integrated Power

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
275	692	(509)	ns	**Cash flow used in investing activities (a)**	4,001	3,897	3%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	(1)	7	-100%	Organic loan repayment from equity affiliates (c)	58	17	x3.4
(821)	(242)	(52)	ns	Change in debt from renewable projects financing (d) *	(1,284)	(52)	ns
1	-	1	0%	Capex linked to capitalized leasing contracts (e)	1	7	-86%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
(545)	**449**	**(553)**	**ns**	**Net investments (a + b + c + d + e + f = g - i + h)**	**2,776**	**3,869**	**-28%**
(1,070)	(147)	(662)	ns	of which net acquisitions (g - i)	589	1,514	-61%
35	12	72	-51%	Acquisitions (g)	2,083	2,515	-17%
1,105	159	734	51%	Assets sales (i)	1,494	1,001	49%
308	121	26	x11.8	Change in debt from renewable projects (partner share)	495	26	x19
525	**596**	**109**	**x4.8**	**of which organic investments (h)**	**2,187**	**2,355**	**-7%**
-	-	-	ns	Capitalized exploration	-	-	ns
215	162	300	-28%	Increase in non-current loans	795	979	-19%
(83)	(43)	(323)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(309)	(439)	ns
(513)	(121)	(26)	ns	Change in debt from renewable projects (TotalEnergies share)	(789)	(26)	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.4 Refining & Chemicals

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
507	385	498	2%	**Cash flow used in investing activities (a)**	1,437	1,530	-6%
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	(9)	-100%	Organic loan repayment from equity affiliates (c)	-	8	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
507	**385**	**489**	**4%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**1,437**	**1,538**	**-7%**
(1)	(2)	(92)	ns	of which net acquisitions (g - i)	(27)	(173)	ns
1	-	-	ns	Acquisitions (g)	12	77	-84%
2	2	92	-98%	Assets sales (i)	39	250	-84%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
508	**387**	**581**	**-13%**	**of which organic investments (h)**	**1,464**	**1,711**	**-14%**
-	-	-	ns	Capitalized exploration	-	-	ns
67	16	1	x67	Increase in non-current loans	110	99	11%
(33)	(15)	(16)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(61)	(43)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

44

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

1.5 Marketing & Services

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
178	160	352	-49%	**Cash flow used in investing activities (a)**	609	(138)	ns
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
178	**160**	**352**	**-49%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**609**	**(138)**	**ns**
(45)	(43)	(80)	ns	of which net acquisitions (g - i)	(166)	(1,089)	ns
(1)	-	1	ns	Acquisitions (g)	2	103	-98%
44	43	81	-46%	Assets sales (i)	168	1,192	-86%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
223	**203**	**432**	**-48%**	**of which organic investments (h)**	**775**	**951**	**-19%**
-	-	-	ns	Capitalized exploration	-	-	ns
27	18	19	42%	Increase in non-current loans	89	103	-14%
(43)	1	(20)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(81)	(109)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

2. Reconciliation of cash flow from operating activities to CFFO

2.1 Exploration & Production

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
3,821	**4,187**	**4,500**	**-15%**	**Cash flow from operating activities (a)**	**14,949**	**17,388**	**-14%**
210	203	555	-62%	(Increase) decrease in working capital (b)	(697)	340	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	1	-100%
3,611	**3,984**	**3,945**	**-8%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**15,646**	**17,049**	**-8%**

45

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

2.2 Integrated LNG

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
2,102	**789**	**2,214**	**-5%**	**Cash flow from operating activities (a)**	**5,173**	**5,185**	**0%**
946	(299)	767	23%	(Increase) decrease in working capital (b) *	522	285	83%
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	46	-	ns	Organic loan repayments from equity affiliates (e)	47	3	x15.7
1,156	**1,134**	**1,447**	**-20%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**4,698**	**4,903**	**-4%**

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

2.3 Integrated Power

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
1,300	**674**	**1,201**	**8%**	**Cash flow from operating activities (a)**	**2,374**	**2,972**	**-20%**
724	56	604	20%	(Increase) decrease in working capital (b) *	166	434	-62%
-	-	-	ns	Inventory effect (c)	-	-	ns
212	(6)	-	ns	Capital gain from renewable project sales (d)	292	-	ns
-	(1)	7	-100%	Organic loan repayments from equity affiliates (e)	58	17	x3.4
788	**611**	**604**	**30%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**2,558**	**2,555**	**0%**

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

46

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

2.4 Refining & Chemicals

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
1,716	**2,839**	**3,832**	**-55%**	**Cash flow from operating activities (a)**	**3,459**	**3,808**	**-9%**
559	1,900	2,758	-80%	(Increase) decrease in working capital (b)	278	433	-36%
(221)	(76)	243	ns	Inventory effect (c)	(617)	(377)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	(9)	-100%	Organic loan repayments from equity affiliates (e)	-	8	-100%
1,378	**1,015**	**822**	**68%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**3,798**	**3,760**	**1%**

2.5 Marketing & Services

4th quarter 2025	3rd quarter 2025	4th quarter 2024	4th quarter 2025 vs 4th quarter 2024	(in millions of dollars)	2025	2024	2025 vs 2024
1,352	**287**	**778**	**74%**	**Cash flow from operating activities (a)**	**2,835**	**2,901**	**-2%**
838	(372)	205	x4.1	(Increase) decrease in working capital (b)	526	730	-28%
(78)	21	39	ns	Inventory effect (c)	(116)	(148)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
592	**638**	**534**	**11%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**2,425**	**2,319**	**5%**

47

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

3. Reconciliation of capital employed (balance sheet) and calculation of ROACE

(In millions of dollars)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	InterCompany	Company
Adjusted net operating income 4 th quarter 2025	1,805	922	564	1,001	341	(191)	-	4,442
Adjusted net operating income 3 rd quarter 2025	2,169	852	571	687	380	(80)	-	4,579
Adjusted net operating income 2 nd quarter 2025	1,974	1,041	574	389	412	(245)	-	4,145
Adjusted net operating income 1 st quarter 2025	2,451	1,294	506	301	240	(131)	-	4,661
Adjusted net operating income (a)	**8,399**	**4,109**	**2,215**	**2,378**	**1373**	**(647)**	**-**	**17,827**
Balance sheet as of December, 31 2025								
Property plant and equipment intangible assets net	85,692	30,087	15,218	12,974	7,181	887	-	152,039
Investments & loans in equity affiliates	4,684	17,635	10,633	4,074	1,064	-	-	38,090
Other non-current assets	1,916	2,597	1,587	790	1,050	247	-	8,187
Inventories, net	*1,464*	*1,019*	*566*	*10,455*	*3,159*	*-*	*-*	*16,663*
Accounts receivable, net	*5,651*	*7,694*	*4,927*	*17,123*	*7,136*	*815*	*(24,787)*	*18,559*
Other current assets	*6,357*	*6,904*	*4,566*	*3,079*	*3,010*	*2,308*	*(5,787)*	*20,437*
Accounts payable	*(6,061)*	*(8,837)*	*(7,448)*	*(30,522)*	*(9,035)*	*(957)*	*24,795*	*(38,065)*
Other creditors and accrued liabilities	*(10,959)*	*(8,178)*	*(4,526)*	*(6,731)*	*(5,410)*	*(6,319)*	*5,779*	*(36,344)*
Working capital	(3,548)	(1,398)	(1,915)	(6,596)	(1,140)	(4,153)	-	(18,750)
Provisions and other non-current liabilities	(22,183)	(4,512)	(1,506)	(3,531)	(1,214)	972	-	(31,974)
Assets and liabilities classified as held for sale - Capital employed	(1,465)	-	117	-	54	7	-	(1,287)
Capital Employed (Balance sheet)	**65,096**	**44,409**	**24,134**	**7,711**	**6,995**	**(2,040)**	**-**	**146,305**
Less inventory valuation effect	-	-	-	(676)	(150)	-	-	**(826)**
Capital Employed at replacement cost (b)	**65,096**	**44,409**	**24,134**	**7,035**	**6,845**	**(2,040)**	**-**	**145,479**
Balance sheet as of December, 31 2024								
Property plant and equipment intangible assets net	83,397	27,654	13,034	11,956	6,632	660	-	143,333
Investments & loans in equity affiliates	3,910	15,986	9,537	3,984	988	-	-	34,405
Other non-current assets	3,732	1,952	1,316	646	1,116	111	-	8,873
Inventories, net	*1,456*	*1,475*	*547*	*12,063*	*3,327*	*-*	*-*	*18,868*
Accounts receivable, net	*5,845*	*8,412*	*7,466*	*16,362*	*7,167*	*581*	*(26,552)*	*19,281*
Other current assets	*6,663*	*10,198*	*4,086*	*2,208*	*2,870*	*2,342*	*(4,680)*	*23,687*
Accounts payable	*(6,632)*	*(8,888)*	*(9,222)*	*(32,204)*	*(8,642)*	*(805)*	*26,461*	*(39,932)*
Other creditors and accrued liabilities	*(10,241)*	*(11,060)*	*(3,363)*	*(4,992)*	*(5,329)*	*(5,747)*	*4,771*	*(35,961)*
Working capital	(2,909)	137	(486)	(6,563)	(607)	(3,629)	-	(14,057)
Provisions and other non-current liabilities	(24,271)	(4,252)	(1,663)	(3,343)	(1,113)	903	-	(33,739)
Assets and liabilities classified as held for sale - Capital employed	571	-	1	-	70	-	-	642
Capital Employed (Balance sheet)	**64,430**	**41,477**	**21,739**	**6,680**	**7,086**	**(1,955)**	**-**	**139,457**
Less inventory valuation effect	-	-	-	(1,116)	(216)	-	-	**(1,332)**
Capital Employed at replacement cost (b)	**64,430**	**41,477**	**21,739**	**5,564**	**6,870**	**(1,955)**	**-**	**138,125**
ROACE as a percentage (a / average (b + c))	**13.0%**	**9.6%**	**9.7%**	**37.7%**	**20.0%**			**12.6%**

48

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

4. Reconciliation of consolidated net income to adjusted net operating income

4th quarter 2025	3rd quarter 2025	4th quarter 2024	(in millions of dollars)	2025	2024
2,928	**3,762**	**4,019**	**Consolidated net income (a)**	**13,357**	**16,031**
(544)	(499)	(331)	Net cost of net debt (b)	(1,914)	(1,360)
(678)	(113)	(425)	Special items affecting net operating income	(1,274)	(1,249)
203	284	(25)	Gain (loss) on asset sales	487	1,372
(54)	(7)	(6)	Restructuring charges	(61)	(27)
(667)	(286)	(227)	Impairments	(1,162)	(1,978)
(160)	(104)	(167)	Other	(538)	(616)
(237)	(33)	209	After-tax inventory effect : FIFO vs. replacement cost	(617)	(386)
(55)	(172)	(253)	Effect of changes in fair value	(665)	(948)
(970)	**(318)**	**(469)**	**Total adjustments affecting net operating income (c)**	**(2,556)**	**(2,583)**
4,442	**4,579**	**4,819**	**Adjusted net operating income (a - b - c)**	**17,827**	**19,974**

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